Exhibit 4.41

14 December 2017

SIBANYE GOLD LIMITED

and

LONMIN PLC

CO-OPERATION AGREEMENT

Herbert Smith Freehills LLP

THIS AGREEMENT is made on 14 December 2017

BETWEEN:

(1)        SIBANYE GOLD LIMITED a company incorporated in the Republic of South Africa (registered number 2002/031431/06), and whose registered office is at Constantia Office Park, Bridgeview House, Building 11, Ground Floor, Corner 14th Avenue and Hendrik Potgieter Street, Gauteng, 1709, South Africa ("Sibanye-Stillwater"); and

(2)         LONMIN PLC a company incorporated in England and Wales (registered number 00103002) and whose registered office is at 5th Floor, Connaught House, 1-3 Mount Street, London, W1K 3NB ("Lonmin"),

together referred to as the "Parties" and each as a "Party" to this Agreement.

RECITALS:

(A)        Sibanye-Stillwater has agreed to acquire the entire issued and to be issued share capital of Lonmin (the "Transaction") on the terms and subject to the conditions referred to in this Agreement and set out in the Press Announcement (as defined below).

(B)        The Parties intend the Transaction to be implemented by means of the Scheme (as defined below) provided that, as set out in the Press Announcement, Sibanye-Stillwater reserves the right to elect to implement the Transaction by means of an Offer (as defined below).

(C)       The Parties have agreed to enter into this Agreement to set out certain mutual commitments to regulate the basis on which they are willing to implement the Transaction.

IT IS AGREED as follows:

1.          INTERPRETATION

1.1        In this Agreement (including the Recitals and the Schedules other than Schedule 1), unless the context otherwise requires, each of the following terms and expressions shall have the following meanings:

"Agreed Switch" shall have the meaning given to it in clause 4.1.1;

"Arrangements" shall have the meaning given to it in clause 12.6.1;

"Business Day" a day (not being a Saturday or a Sunday) on which banks are open for general banking business in the City of London and Johannesburg;

"Clearance(s)" means all consents, clearances, permissions, waivers and/or filings that are necessary in order to satisfy the Conditions and all related waiting periods have expired, from or under the laws, regulations or practices applied by any relevant Regulatory Authority in connection with the implementation of the Transaction, and any reference to Clearances having been "satisfied" shall be construed as meaning that the foregoing have been obtained or, where appropriate, made or expired in accordance with the relevant Condition, in each case to terms satisfactory to Sibanye-Stillwater (in its sole discretion);

"Code" means the City Code on Takeovers and Mergers;

"Companies Act" means the Companies Act 2006, as amended;

"Conditions" means the terms and conditions to the implementation of the Transaction as set out in Appendix 1 of the Press Announcement (or as may be amended with the Parties' consent);

"Confidentiality Agreement" means the confidentiality agreement between Lonmin and Sibanye-Stillwater dated 18 October 2017;

"Court" means the High Court of Justice in England and Wales;

"Effective Date" means the date upon which either:

(a)         the Scheme becomes effective in accordance with its terms; or

(b)         in the event of a Switch, the Offer becomes or is declared unconditional in all respects;

"Long Stop Date" means 28 February 2019 or such later date as may be agreed in writing by Lonmin and Sibanye-Stillwater (with the Panel's consent and as the Court may approve (if such consent and/or approval is required));

"Lonmin Adverse Recommendation Change" means: (i) any failure to include the Lonmin Recommendation in the Scheme Document; or (ii) any withdrawal, qualification or modification of the Lonmin Recommendation in a manner adverse to the consummation of the Transaction or any announcement or statement of an intention to do so prior to the Lonmin Meetings;

"Lonmin Directors" means the directors of Lonmin from time to time and "Lonmin Director" shall be construed accordingly;

"Lonmin Group" means Lonmin and its subsidiary undertakings from time to time, and "member of the Lonmin Group" shall be construed accordingly;

"Lonmin Information" means information relating to Lonmin, a member of the Lonmin Group or any of the Lonmin Directors;

"Lonmin Meetings" means the Scheme meeting to be convened pursuant to an order of the Court pursuant to section 896 of the Companies Act, notice of which will be set out in the Scheme Document, and the general meeting of Lonmin to be held on the same day in connection with the implementation of the Scheme, including any adjournment of either of them;

"Lonmin Recommendation" means the recommendation of the Lonmin Directors that Lonmin Shareholders vote in favour of the Scheme or, as the case may be, the recommendation of the Lonmin Directors that Lonmin Shareholders accept the Offer;

"Lonmin Remuneration Committee" means the remuneration committee of the Lonmin board of directors;

"Lonmin Shareholders" means the shareholders of Lonmin from time to time;

"Merger Control Authority" means any national, supranational or regional, government or governmental, quasi-governmental, statutory, regulatory or investigative body or court, in any jurisdiction, responsible for the review and/or approval of mergers, acquisitions, concentrations, joint ventures, or any other similar matter;

"New Sibanye-Stillwater Shares" means the new Sibanye-Stillwater ordinary shares of no par value each proposed to be issued to holders of Lonmin shares in connection with the Transaction;

"Offer" means, in the event that Sibanye-Stillwater exercises its right, as set out in the Press Announcement, to elect to implement the Transaction by means of a takeover offer within the meaning of section 974 of the Companies Act, such offer, including any subsequent revision, amendment, variation, extension or renewal;

"Offer Document" means the offer document setting out the Offer published by or on behalf of Sibanye-Stillwater, including any revised offer document;

"Panel" means the Panel on Takeovers and Mergers in the UK;

"Press Announcement" means the press announcement in the agreed form set out in Schedule 1;

"Regulatory Authority" means any Merger Control Authority, any court or competition, antitrust, national, supranational or supervisory body or other government, governmental, trade or regulatory agency or body, in each case in any jurisdiction;

"Regulatory Conditions" means the Conditions set out at paragraphs 3(c), (d), (e), (g) and (h) of Part A to Appendix 1 of the Press Announcement;

"Scheme" means the scheme of arrangement pursuant to Part 26 of the Companies Act by means of which Sibanye-Stillwater intends to implement the Transaction including any subsequent revision, modification or amendment either agreed upon between the Parties, or approved or imposed by the Court and agreed to on behalf of the Parties;

"Scheme Document" means the circular relating to the Scheme to be dispatched to the Lonmin Shareholders, setting out, among other things, the full terms and conditions to the implementation of the Scheme as well as the Scheme itself and containing the notices of the Lonmin Meetings;

"Scheme Hearing" means the Court hearing to sanction the Scheme under section 899 of the Companies Act;

"Sibanye-Stillwater Adverse Recommendation Change" means: (i) any failure to include the Sibanye-Stillwater Board Recommendation in the Sibanye-Stillwater Circular; or

(ii) any withdrawal, qualification or modification of the Sibanye-Stillwater Board Recommendation in a manner adverse to the consummation of the Transaction or any announcement or statement of an intention to do so prior to the Sibanye-Stillwater Shareholder Meeting;

"Sibanye-Stillwater Board Recommendation" means the unanimous and unconditional recommendation made by the board of directors of Sibanye-Stillwater to Sibanye-Stillwater Shareholders to vote in favour of the Sibanye-Stillwater Resolution;

"Sibanye-Stillwater Circular" means the circular to Sibanye-Stillwater Shareholders in connection with the Sibanye-Stillwater Shareholder Approval and convening the Sibanye- Stillwater Shareholder Meeting;

"Sibanye-Stillwater Directors" means the directors of Sibanye-Stillwater from time to time and "Sibanye-Stillwater Director" shall be construed accordingly;

"Sibanye-Stillwater Group" means Sibanye-Stillwater and its subsidiary undertakings from time to time and "member of the Sibanye-Stillwater Group" shall be construed accordingly;

"Sibanye-Stillwater Information" means information relating to Sibanye-Stillwater, a member of the Sibanye-Stillwater Group or any of the Sibanye-Stillwater Directors;

"Sibanye-Stillwater Resolution" means the ordinary resolution of Sibanye-Stillwater to approve the allotment and issue of the New Sibanye-Stillwater Shares in connection with the Transaction;

"Sibanye-Stillwater Shareholder Approval" means the approval by Sibanye-Stillwater Shareholders representing more than 50% of the voting rights exercised on the Sibanye- Stillwater Resolution to authorise the Sibanye-Stillwater Directors to issue the New Sibanye-Stillwater Shares in accordance with the requirements of Sibanye-Stillwater's Memorandum of Incorporation;

"Sibanye-Stillwater Shareholder Meeting" means the general meeting of Sibanye- Stillwater Shareholders (and any adjournment thereof) to be convened in connection with the Transaction to approve the Sibanye-Stillwater Resolution;

"Sibanye-Stillwater Shareholders" means the shareholders of Sibanye-Stillwater from time to time;

"Switch" shall have the meaning given to it in clause 4.1; and

"Transaction" has the meaning given to it in Recital (A).

1.2        The following shall apply to this Agreement:

1.2.1     terms and expressions used but not expressly defined in this Agreement shall, unless the context otherwise requires, have the meanings given in the Press Announcement;

1.2.2     terms and expressions defined in the Companies Act and not expressly defined in this Agreement, including the expressions "subsidiary" and "subsidiary undertaking", shall, unless the context otherwise requires, have the meanings given in the Companies Act;

1.2.3     any reference to this Agreement includes the Schedules to it, each of which forms part of this Agreement for all purposes;

1.2.4     a reference to an enactment, EU instrument or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment, EU instrument or statutory provision and is a reference to that enactment, EU instrument, statutory provision or subordinate legislation as from time to time amended, modified, incorporated or reproduced and to any enactment, EU instrument, statutory provision or subordinate legislation that from time to time (with or without modifications) re-enacts, replaces, consolidates, incorporates or reproduces it;

1.2.5     words in the singular shall include the plural and vice versa;

1.2.6     references to writing shall include any modes of reproducing words in any legible form and shall include email except where expressly stated otherwise;

1.2.7     a reference to "includes" or "including" shall mean "includes without limitation" or "including without limitation" and general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

1.2.8     the headings in this Agreement are for convenience only and shall not affect its interpretation; and

1.2.9     a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied, novated or supplemented at any time.

2.          UNDERTAKINGS TO OBTAIN CLEARANCES AND IMPLEMENT THE TRANSACTION

2.1        Sibanye-Stillwater shall be responsible for contacting and corresponding with the relevant Regulatory Authorities in relation to all Clearances and Regulatory Conditions, and will take the lead in developing, preparing and submitting all filings, notifications and submissions and shall make such filings, notifications and submissions as soon as reasonably practicable and in any event within any applicable deadlines, except to the extent where by law or requirement of a Regulatory Authority:

2.1.1     Lonmin is required to make its own separate filing, notification or submission, in which case Lonmin shall submit the filing, notification or submission (the development and preparation of which has been led by Lonmin in cooperation with Sibanye-Stillwater) and sign all necessary documentation; or

2.1.2     the Parties are required to make joint filings, notifications or submissions, in which case the Parties shall jointly submit the filings, notifications or submissions (the development and preparation of which has been led by Sibanye-Stillwater) and jointly sign all necessary documentation, but in all other respects the foregoing shall apply.

2.2        Sibanye-Stillwater shall, after consultation with Lonmin, determine at its discretion the strategy for satisfying the Regulatory Conditions and obtaining all Clearances, including the timing and sequencing of engagement with the relevant Regulatory Authorities. Sibanye- Stillwater shall keep Lonmin reasonably informed and updated as to progress towards the satisfaction of the Regulatory Conditions, including by taking the steps set out below. Sibanye-Stillwater shall be responsible for paying any fees incurred as a result of the aforementioned filings, notifications and submissions, or any other fees levied by any Regulatory Authority for the purpose of obtaining the Clearances.

2.3        Sibanye-Stillwater will use all reasonable endeavours to satisfy the Regulatory Conditions and obtain the Clearances in accordance with clauses 2.1 and 2.2 above. For the avoidance of doubt, nothing in this Agreement shall require Sibanye-Stillwater to offer to any Regulatory Authority, or accept or agree, any measures, undertakings, commitments, conditions, modifications or remedies, whether involving divestments or disposals or constraints on prices or other behaviour or conduct or otherwise, in order to satisfy or otherwise in connection with the satisfaction of the Regulatory Conditions.

2.4        Sibanye-Stillwater undertakes to Lonmin and Lonmin undertakes to Sibanye-Stillwater:

2.4.1     where reasonably requested by the other Party (except to the extent that to do so is prohibited by the relevant Regulatory Authority), to:

(A)        provide, or procure the provision of, to the other Party (or its advisers) draft copies of all filings, notifications, submissions and communications to be made to any Regulatory Authority by or on behalf of that Party in relation to obtaining any Clearance, at such time as will allow the other Party a reasonable opportunity to provide comments on such filings, notifications, submissions and communications before they are submitted or sent, provided that it is reasonably practicable to do so;

(B)        incorporate such comments as are reasonable, where it is reasonably practicable to do so; and

(C)        promptly provide the other Party (or its nominated advisers) with copies of all such filings, notifications, submissions and communications in the form submitted or sent, and with details of material non-written communications;

2.4.2     to give the other Party reasonable prior notice of, and where reasonably requested by the other Party (except where such Regulatory Authority requests that the other Party should not participate or to the extent that to do so would lead to legal privilege being lost or waived) allow persons nominated by the other Party to attend all meetings and/or telephone calls with any Regulatory Authority in connection with the obtaining of all Clearances in relation to Transaction and, with the consent of the other Party (such consent not to be unreasonably withheld or delayed), to make oral submissions during such meetings and/or telephone calls;

2.4.3     except to the extent that to do so is prohibited by the relevant Regulatory Authority, to promptly notify the other Party of and provide copies of any communications from any Regulatory Authority in relation to obtaining any Clearances, and with details of material non-written communications;

2.4.4     to provide as soon as reasonably practicable to the other Party such information and assistance as the other may reasonably request for the purpose of obtaining any authorisation or clearance from any Regulatory Authority;

2.4.5     to provide as promptly as is reasonably practicable and in any event in accordance with any relevant time limit to any relevant Regulatory Authority such information as it may require including attending any meetings or calls with the relevant Regulatory Authority as may be necessary; and

2.4.6     to keep the other Party informed, as soon as is reasonably practicable, of matters which may be reasonably considered to be relevant to the obtaining of any Clearances and, if either Party is, or becomes, aware of any matter which might reasonably be considered to be material in the context of the satisfaction or waiver of any of the Regulatory Conditions, that first Party will as soon as reasonably practicable make the substance of any such matter known to the other Party and, so far as it is aware of the same, provide such details and further information as the other Party may request.

2.5        Nothing in clauses 2.1, 2.2, 2.3 or 2.4 shall require any Party to disclose any competitively sensitive or confidential information or business secrets, in which case this information is to be communicated between Sibanye-Stillwater's and Lonmin's advisers on an "external adviser only" basis (a non-confidential version of the relevant filing, notification, submission or communication being provided to the other Party).

2.6        Nothing in clauses 2.1, 2.2, 2.3 or 2.4 shall require the Lonmin Directors to maintain their recommendation of the Transaction or to adjourn or seek to adjourn (or refrain from adjourning or seeking to adjourn) any shareholder meeting or Court hearing which has been or will be convened in relation to the Transaction.

3.          SIBANYE-STILLWATER SHAREHOLDER APPROVAL AND SIBANYE-STILLWATER ADVERSE RECOMMENDATION CHANGE

3.1        Sibanye-Stillwater undertakes to Lonmin to:

3.1.1     prepare and send to Sibanye-Stillwater Shareholders the Sibanye-Stillwater Circular in due course. Sibanye-Stillwater agrees to consult with Lonmin in relation to the Sibanye-Stillwater Circular and to, in good faith, consider all comments proposed by Lonmin regarding the contents of any Lonmin Information in the Sibanye-Stillwater Circular before it is posted or published. Subject to clause 3.3, the Sibanye-Stillwater Circular shall include the Sibanye-Stillwater Board Recommendation;

3.1.2     cause the Sibanye-Stillwater Shareholder Meeting to be duly called and held as soon as reasonably practicable following the satisfaction of all Clearances and Regulatory Conditions, in particular those in South Africa, the UK and, if applicable, with the European Commission (such Sibanye-Stillwater Shareholder Meeting expected to be held at or around the same time as the Lonmin Meetings), and Sibanye-Stillwater shall not without the prior written consent of Lonmin adjourn or postpone the Sibanye-Stillwater Shareholder Meeting other than: (i) if, as of the time for which the Sibanye-Stillwater Shareholder Meeting is originally scheduled (as provided in the Sibanye-Stillwater Circular), there are insufficient Sibanye-Stillwater Shareholders present in person or by proxy to constitute a quorum necessary to proceed with the Sibanye-Stillwater Shareholder Meeting; or (ii) if there has been a Lonmin Adverse Recommendation Change;

3.1.3     subject to clause 3.3, (i) recommend that Sibanye-Stillwater Shareholders vote in favour of the Sibanye-Stillwater Resolution at the Sibanye-Stillwater Shareholder Meeting; and (ii) use all reasonable endeavours to obtain the Sibanye-Stillwater Shareholder Approval; and

3.1.4     comply with all legal requirements applicable to the Sibanye-Stillwater Shareholder Meeting.

3.2        Except as permitted by clause 3.3, Sibanye-Stillwater shall not make any Sibanye- Stillwater Adverse Recommendation Change.

3.3        Notwithstanding clause 3.2 but subject to clause 3.4, at any time prior to obtaining the Sibanye-Stillwater Shareholder Approval, the Sibanye-Stillwater Directors may make a Sibanye-Stillwater Adverse Recommendation Change if the Sibanye-Stillwater Directors determine in good faith by a majority vote, after considering advice from outside legal counsel, that making a Sibanye-Stillwater Adverse Recommendation Change would be consistent with their fiduciary duties under South African law.

3.4        Subject to Sibanye-Stillwater’s regulatory obligations and law, the Sibanye-Stillwater Directors shall not make a Sibanye-Stillwater Adverse Recommendation Change unless Sibanye-Stillwater has provided Lonmin at least three Business Days' notice of its intention to consider making a Sibanye-Stillwater Adverse Recommendation Change, attaching a reasonably detailed explanation of the reasons for the potential Sibanye-Stillwater Adverse Recommendation Change.

4.          SWITCHING TO AN OFFER

4.1        Sibanye-Stillwater shall be entitled, with the consent of the Panel, to implement the Transaction by way of the Offer rather than the Scheme (such an election, a "Switch") only where:

4.1.1     Lonmin provides its prior written consent, in which case clause 4.2 shall apply (and  "Agreed Switch"); or

4.1.2     Lonmin makes a Lonmin Adverse Recommendation Change.

4.2        In the event of an Agreed Switch:

4.2.1     the acceptance condition to the Offer shall be set at 90% (or such lesser percentage as may be agreed between the Parties after, to the extent necessary, consultation with the Panel, being in any case more than 50% of Lonmin shares) of the Lonmin shares to which the Offer relates and shall not be capable of being waived below that level;

4.2.2     Sibanye-Stillwater shall ensure that the only conditions of the Offer shall be the Conditions (unless the Parties agree otherwise); and

4.2.3     Sibanye-Stillwater shall keep Lonmin reasonably informed, on a regular basis and in any event by 5 p.m. London time on the next Business Day following a request from Lonmin of the number of Lonmin Shareholders that have validly returned their acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms and the identity of such shareholders.

5.          REVISIONS TO THE SCHEME OR ELECTION TO MAKE AN OFFER

5.1        The provisions of this Agreement shall apply in the same way to any revised, amended, varied or modified Scheme (or any revised, amended, varied, extended or renewed Offer as the case may be).

5.2        The provisions of this Agreement shall apply in the event that Sibanye-Stillwater exercises its right (as set out in clause 4 above) to elect to implement the Transaction by way of a takeover offer as if (to the extent applicable) references to the Scheme in this Agreement were references to the Offer.

6.          DOCUMENTATION AND ANNOUNCEMENTS

6.1        Sibanye-Stillwater undertakes to provide promptly to Lonmin or Lonmin's nominated advisers, all such Sibanye-Stillwater Information as Lonmin may reasonably request and which is required for the purpose of inclusion in the Scheme Document and any other document required by applicable law or under the Code for the implementation of the Transaction and to provide all other assistance as may be reasonably requested including access to and ensuring reasonable assistance is provided by its relevant professional advisers.

6.2        Sibanye-Stillwater undertakes to procure that the Sibanye-Stillwater Directors take responsibility for such Sibanye-Stillwater Information as is contained in the Scheme Document with the approval of Sibanye-Stillwater, in accordance with the requirements of the Code.

6.3        Where Sibanye-Stillwater exercises its right to implement the Transaction by way of an Offer (as per clause 4 above), Sibanye-Stillwater shall prepare the Offer Document and shall reasonably consult with Lonmin in relation thereto. Sibanye-Stillwater agrees to submit, or procure the submission of draft copies of the Offer Document to Lonmin for review and comment and to, in good faith, consider all comments reasonably proposed by Lonmin in a timely manner regarding the contents of the Lonmin Information in the Offer Document before it is posted or published, and to afford Lonmin sufficient time to consider and comment on the Offer Document.

7.          IMPLEMENTATION OF THE SCHEME

7.1        Sibanye-Stillwater undertakes that, immediately before the Scheme Hearing, it shall deliver a notice to Lonmin either:

7.1.1     confirming the satisfaction or waiver of all Conditions (other than the Condition set out in paragraph 2.3(i) of Part A of Appendix I of the Press Announcement (Court Sanction)); or

7.1.2     confirming its intention to invoke a Condition and providing reasonable details of the event which has occurred, or circumstances which have arisen, which Sibanye-Stillwater reasonably considers is sufficiently material for the Panel to permit Sibanye-Stillwater to withdraw the Scheme.

7.2        Sibanye-Stillwater shall, subject to the provisions of this Agreement and the satisfaction or waiver of all Conditions, agree to be bound by and consent to the implementation of the Scheme. For this purpose, Sibanye-Stillwater shall instruct counsel to appear on its behalf at the Scheme Hearing and undertake to the Court to be bound by the terms of the Scheme.

7.3        Sibanye-Stillwater shall discuss any proposed changes to the timetable to be set out in the Scheme Document with Lonmin as soon as reasonably possible.

8.          EMPLOYEE INCENTIVE PLANS

8.1        The Parties agree that Schedule 2 shall apply.

8.2        Lonmin agrees that it will not process, and shall not issue any Lonmin Shares to satisfy, the exercise of any options granted under the Lonmin Share Plans during the period starting with the record time for the Scheme (to be set out in the Scheme Document) and ending on the Effective Date.

9.          CONDUCT OF BUSINESS

9.1        Except: (i) with Lonmin's prior written consent (such consent not to be unreasonably withheld or delayed); (ii) where required by law; or (iii) as expressly contemplated by this Agreement or the Press Announcement, Sibanye-Stillwater shall not (and shall procure that no member of the Sibanye-Stillwater Group shall) prior to the Effective Date:

9.1.1     authorise, declare or pay any dividends on or make any distribution in cash or otherwise with respect to its shares, except that it may:

(A)        continue to authorise, declare and pay dividends and distributions (in cash or Sibanye-Stillwater shares) provided such dividends and distributions are not out of the ordinary course (including in amount or timing), taking into account Sibanye-Stillwater's past practice over the 24 months prior to the date of this Agreement (including as to amount, record date and payment date) and, where applicable,  Sibanye-Stillwater's stated dividend policy or proposals; and / or

(B)        authorise, declare and pay dividends and other distributions with reference to a record date after the Effective Date (so that if the Transaction is completed, the New Sibanye-Stillwater Shares rank for participation in such dividends and other distributions rateably and equally with all other Sibanye-Stillwater shares then in issue);

9.1.2     consolidate, sub-divide or reclassify any Sibanye-Stillwater shares in any manner that may have an adverse effect on the value of the New Sibanye-Stillwater Shares; or

9.1.3     agree, resolve or commit to do any of the foregoing (as applicable), whether conditionally or unconditionally.

9.2        Prior to the Effective Date, Sibanye-Stillwater will not allot or issue any Sibanye-Stillwater shares or any securities convertible into Sibanye-Stillwater shares or grant any option over or right to subscribe for any Sibanye-Stillwater shares or any securities convertible into Sibanye-Stillwater shares, in each case where the primary purpose of the allotment, issue or grant is to have a disproportionately dilutive effect on Lonmin Shareholders.

9.3        If Sibanye-Stillwater proposes any non-pre-emptive allotment of Sibanye-Stillwater shares at a discount of greater than 10% (ten per cent) to the 30 day VWAP of a Sibanye- Stillwater share, it intends to consult with Lonmin to discuss whether or not it is appropriate to make an adjustment to the Exchange Ratio.

10.        TERMINATION

10.1      Without prejudice to the rights of either Party that may have arisen prior to termination and except where expressly stated to the contrary, the provisions of this Agreement shall terminate with immediate effect and all rights and obligations of the Parties under this Agreement shall cease forthwith, in the event that:

10.1.1   the Scheme is withdrawn or lapses prior to the Long Stop Date (other than where such lapse or withdrawal: (i) is a result of a Switch; or (ii) either is not confirmed by Sibanye-Stillwater or is followed within five Business Days by an announcement under Rule 2.7 of the Code made by Sibanye-Stillwater or a person acting in concert with Sibanye-Stillwater to implement the Transaction by a different offer or scheme on substantially the same or improved terms);

10.1.2   the Lonmin Directors make a Lonmin Adverse Recommendation Change, or in the event of a Switch, they withdraw, qualify or modify their recommendation of the Offer in an adverse manner to the consummation of the Transaction or make any announcement or statement of an intention to do so and Sibanye-Stillwater elects to terminate this Agreement;

10.1.3   the Scheme has not become Effective before the Long Stop Date or in the event of a Switch, the Offer has not become wholly unconditional before the Long Stop Date; or

10.1.4   the Parties agree in writing to such termination.

10.2      This clause 10 and clauses 11 to 13 (inclusive) shall survive termination of this Agreement.

11.        DIRECTORS' AND OFFICERS' INSURANCE

11.1      To the extent such obligations are permitted by law, for six years after the Effective Date, Sibanye-Stillwater shall procure that the members of the Lonmin Group fulfil their respective obligations (if any) existing as at the date of this Agreement to indemnify their respective directors and officers and to advance reasonable expenses, in each case with respect to matters existing or occurring at or prior to the Effective Date.

11.2      Sibanye-Stillwater acknowledges that Lonmin may purchase directors' and officers' liability insurance cover for both current and former directors and officers of Lonmin, including directors and officers who retire or whose employment is terminated as a result of the Transaction, for acts or omissions up to and including the Effective Date, in the form of runoff cover for a period of six years following the Effective Date. Such insurance cover shall be with reputable insurers and provide cover, in terms of amount and breadth, substantially equal to that provided under the Lonmin directors' and officers' liability insurance as at the date of this Agreement.

12.        MISCELLANEOUS PROVISIONS

12.1      Assignment

No Party may assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge, declare itself a trustee for a third party of, or otherwise dispose of (in any manner whatsoever) the benefit of this Agreement or sub contract or delegate in any manner whatsoever its performance under this Agreement and any such purported dealing in contravention of this clause 12.1 shall be ineffective.

12.2      Severance

12.2.1   If any provision or part of this Agreement is void or unenforceable due to any applicable law, it shall be deemed to be deleted and the remaining provisions of this Agreement shall continue in full force and effect.

12.2.2   The Parties agree that, if the Panel determines that any provision of this Agreement that requires Lonmin to take or not to take action, whether as a direct obligation or as a condition to any other person’s obligation (however expressed), is not permitted by Rule 21.2 of the Code, that provision shall have no effect and shall be disregarded.

12.3      Variation

No variation to this Agreement shall be effective unless made in writing (which for this purpose, does not include email) and executed by each of the Parties. The expression "variation" includes any variation, supplement, deletion or replacement, however effected.

12.4      Time of essence

Except as otherwise expressly provided, time is of the essence in this Agreement.

12.5      No Partnership

Nothing in this Agreement or in any document referred to in it or any action taken by the Parties under it or any document referred to in it shall constitute any of the Parties a partner or agent of any other.

12.6      Entire Agreement

12.6.1   The provisions of this Agreement shall be supplemental to and shall not prejudice the terms of the Confidentiality Agreement, the Regulatory Clean Team Protocol or the Due Diligence Clean Team Protocol (together, the "Arrangements") which shall remain in full force and effect notwithstanding the execution of this Agreement.

12.6.2   This Agreement, together with the Arrangements, represent the entire understanding, and constitute the whole agreement, in relation to its subject matter and supersede any previous agreement between the Parties with respect thereto and, without prejudice to the generality of the foregoing, exclude any warranty, condition or other undertaking implied at law or by custom.

12.6.3   Each Party confirms that, except as provided in this Agreement and the Arrangements, no Party has relied on any undertaking, representation or warranty which is not contained in this Agreement or the Arrangements and, without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement, no Party shall be under any liability or shall have any remedy in respect of any misrepresentation or untrue statement unless and to the extent that a claim lies under this Agreement or the Arrangements.

12.7      Counterparts

This Agreement may be executed in any number of counterparts and by the different Parties on separate counterparts, each of which when executed and delivered shall constitute an original, but all the counterparts shall together constitute one instrument.

12.8      Notices

A notice, approval, consent or other communication in connection with this Agreement must be in writing and must be left at the address of the addressee, or sent by pre-paid registered post to the address of the addressee or to such other address as may be notified by such addressee by giving notice in accordance with this clause 12.8. The address of each Party is:

12.8.1   in the case of Sibanye-Stillwater:

Address: Constantia Office Park, Bridgeview House, Building 11, Ground Floor, Corner 14th Avenue and Hendrik Potgieter Street, Gauteng, 1709

For the attention of: Richard Stewart With a copy to:

Tom Shropshire (tom.shropshire@linklaters.com) and Nick Rumsby (nick.rumsby@linklaters.com) of: Linklaters, One Silk Street, London, EC2Y 8HQ

12.8.2   in the case of Lonmin:

Address:                         5th Floor, Connaught House, 1-3 Mount Street, London W1K 3NB

For the attention of:        Seema Kamboj

With a copy to:

Stephen Wilkinson (Stephen.Wilkinson@hsf.com) and Robert Moore (Robert.Moore@hsf.com) of: Herbert Smith Freehills LLP, Exchange House, Primrose Street, London EC2A 2EG

12.9      A notice given under clause 12.8 shall conclusively be deemed to have been received at the time of delivery if delivered personally and one Business Day after posting if sent by registered mail.

12.10    Costs and expenses

Each Party shall bear all costs incurred by it in connection with the preparation, negotiation and entry into this Agreement and, save where expressly agreed herein, the documents to be entered into pursuant to it.

12.11    Rights of Third Parties

Other than the rights of current and future directors and officers to enforce clause 11, no term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a Party to this Agreement.

12.12    Governing Law and Jurisdiction

12.12.1    This Agreement and any dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

12.12.2    Each Party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any dispute or claim arising out of or in connection with this Agreement or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims).

12.12.3    Each Party irrevocably waives any right that it may have to object to an action being brought in those Courts, to claim that the action has been brought in an inconvenient forum, or to claim that those Courts do not have jurisdiction.

13.        AGENT FOR SERVICE OF PROCESS

Sibanye-Stillwater hereby appoints Hackwood Secretaries Limited to be its agent for service of process in England and Wales in connection with any notice, writ, summons, order, judgment or other document relating to or in connection with any proceedings connected to this Agreement.

SCHEDULE 1

PRESS ANNOUNCEMENT

SCHEDULE 2

EMPLOYEE INCENTIVE PLAN PROPOSALS

General

1.          Subject to applicable confidentiality, legal and regulatory requirements, Lonmin agrees to co-operate with and provide such details to Sibanye-Stillwater in relation to the Lonmin employee incentive arrangements as Sibanye-Stillwater may reasonably request in order to plan and make appropriate proposals to the participants in the Lonmin employee incentive arrangements, as provided for in Rule 15 of the Code, including as set out in paragraphs 4 and 6 below (the "Proposals"). The Parties agree that such Proposals will be sent to participants as soon as practicable after the Scheme Document (or Offer Document, as applicable) is published. Sibanye-Stillwater agrees that the terms of such communications will be agreed with Lonmin before they are despatched (such agreement not to be unreasonably withheld). If requested by Lonmin, the Proposals (or some of them) will take the form of a joint proposal to participants from Lonmin and Sibanye-Stillwater.

2.          Sibanye-Stillwater and Lonmin agree that Lonmin shall propose an amendment to the Lonmin articles of association by the adoption and inclusion of a new article (to be set out in the notice of the Lonmin general meeting) under which, with effect from the Effective Date, Lonmin shares which are issued after the record date in respect of the Scheme as a result of the exercise of rights under the Lonmin employee incentive arrangements will, to the extent not otherwise acquired under the Scheme, be transferred to Sibanye-Stillwater for the same consideration as is payable to shareholders under the Scheme.

Lonmin 2015 Long Term Incentive Plan ("LTIP")

3.          The Parties agree that Lonmin shall be permitted to grant awards under the LTIP following the publication of Lonmin's financial results for any completed financial year which falls prior to the Effective Date (including the year ended 30 September 2017) provided that such awards are in accordance Lonmin's normal practice and, in relation to the Lonmin Directors, the prevailing Lonmin Directors’ Remuneration Policy from time to time.

4.          LTIP awards shall vest upon sanction of the Scheme (or in the context of an Offer, the Effective Date). LTIP awards will vest to the extent that the Lonmin Remuneration Committee determines that any relevant performance targets have been met. Time apportionment shall also apply unless the Lonmin Remuneration Committee at its absolute discretion considers it inappropriate to do so. Shares acquired pursuant to the LTIP shall become subject to the Scheme or Offer or shall be transferred to Sibanye-Stillwater via the articles mechanism referred to in paragraph 2 above.

Lonmin Annual Share Award Plan ("ASAP")

5.          The Parties agree that Lonmin shall be permitted to grant awards under the ASAP in respect of any completed financial year which falls prior to the Effective Date (including in respect of performance in the financial year ended 30 September 2017) provided that the grant of such awards is in accordance Lonmin’s normal practice and, in relation to the Lonmin Directors, the prevailing Lonmin Directors’ Remuneration Policy from time to time.

6.          ASAP awards shall be deemed to be exercised immediately following sanction of the Scheme (or in the context of an Offer, the Effective Date). Shares acquired pursuant to the ASAP shall become subject to the Scheme or Offer or shall be transferred to Sibanye- Stillwater via the articles mechanism referred to in paragraph 2 above.

Balanced Scorecard ("BSC")

7.          The Lonmin Remuneration Committee may, at its discretion, determine bonus amounts under the BSC for any completed financial year which falls after the date of this agreement and prior to the Effective Date in accordance with Lonmin’s normal practice.

8.          The Lonmin Remuneration Committee may, at its discretion, determine bonus amounts or minimum amounts for the relevant financial year under the BSC as at the Effective Date,

taking into account such factors as it considers appropriate, including an assessment of the applicable performance targets and the portion of the bonus year which has elapsed at the Effective Date. The Lonmin Remuneration Committee shall also determine the date for payment of such bonus amounts and may, for the avoidance of doubt, determine that such bonus amounts shall be paid on the Effective Date.

9.          In circumstances where a BSC award is made under paragraph 7 or paragraph 8 above, to the extent an equivalent award cannot be made under the ASAP as a result of the Transaction, the Parties agree that Lonmin shall be permitted to increase the paragraph 7 or paragraph 8 bonus amounts under the BSC by 100% in order to compensate participants for not being eligible to receive an award under the ASAP.

Employee Trust

10.        Lonmin agrees to recommend to the trustee of the Lonmin Employee Benefit Trust that the trustee will, in priority to the issue of Shares by Lonmin, use any Shares comprised in the trust to satisfy any vesting and/or exercise of awards under any of the Lonmin employee incentive arrangements which occurs following the date of this Agreement.

Retention Arrangements

11.        The Parties agree that Lonmin shall be permitted, following agreement with Sibanye- Stillwater, to implement as soon as possible following the date of this Agreement employee retention arrangements for key Lonmin employees.

Panel Submissions

12.        Lonmin agrees to consult with Sibanye-Stillwater in connection with the content of any submission made to the Panel in connection with the arrangements set out in this Schedule 2 and that no such submission shall be made without Sibanye-Stillwater's prior approval (such approval not to be unreasonably withheld).

Discretion

13.        Subject to the provisions of this Agreement, Sibanye-Stillwater agrees that where any Lonmin incentive plan provides for the exercise of discretion (including in respect of performance targets), the exercise of any such discretion shall be a matter solely for the Lonmin Remuneration Committee, acting reasonably.

This Agreement has been executed as a Deed and is delivered on the date shown above.

Executed as a Deed by	/s/ Neal Froneman
Sibanye Gold Limited acting by	(Signature of director)

in the presence of:

RICHARD STEWART
(Name of witness)

1 HILLEL AVENUE
NORTHCLIFF
2195
(Address of witness)

/s/ Richard Stewart
(Signature of witness)

Executed as a Deed by	/s/ Barend J.vd Merwe
Lonmin Plc acting by Barend J. vd Merwe	(Signature of director)

in the presence of:

Tanyaradzwa T Chikanza
(Name of witness)

5 DULWICH WOOD PARK
LONDON
SE19 IXQ

(Address of witness)

/s/ Tanyaradzwa T Chikanza
(Signature of witness)